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                                                                 EXHIBIT (d)(13)


                          ARAMEX INTERNATIONAL LIMITED
              INCORPORATED IN BERMUDA WITH REGISTERED NUMBER 22556
    CONYERS DILL & PEARMAN, CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON HM 11,
                                    BERMUDA


3 January 2002

PRIVATE & CONFIDENTIAL

William Kingson

866 United Nations Plaza,
Suite 451,
New York, NY 10017



Dear Sir

YOUR EMPLOYMENT WITH ARAMEX INTERNATIONAL LIMITED ("THE COMPANY")

As you know Rasmala Distribution (Bermuda) Limited ("the Purchaser"), Rasmala Distribution (Cayman) Limited and the Company are entering into an Agreement and Plan of Amalgamation (the "Agreement") on the date hereof, whereby, among other matters, the Purchaser will agree to commence a tender offer ("the Offer") for the outstanding common shares of the Company.

As you are aware from our discussions regarding the transactions contemplated by the Agreement, you have agreed to resign as an employee of the Company on the date the Purchaser announces it has accepted for payment common shares tendered in the Offer (the "Acceptance Date") and thereafter to serve as Non-Executive Chairman of the Company and as Non-Executive Chairman of Rasmala Distribution (Cayman) Limited.

The terms of this letter set out the terms and conditions surrounding these events and your ongoing position with the Company.

On the Acceptance Date, you agree that your employment with the Company, under the terms of your existing employment agreement with the Company (the "Employment Agreement"), will terminate without any entitlement by you to any payment in respect of notice. On the same date and subsequent to your resignation under the Employment Agreement, it is agreed that you will be appointed as Non-Executive Chairman of the Company and Non-Executive Chairman of Rasmala Distribution (Cayman) Limited under the terms of the attached letters of appointment.

As a result of the termination of your employment with the Company, the Company shall pay you the sum of US$254,900 pursuant to Clause 5 of the Employment Agreement. You and the Company agree that this payment is made in full and final settlement of all rights arising out of your employment with the Company and this termination.

The terms of this letter are conditional upon the Purchaser's acceptance for payment of common shares pursuant to the Offer and in the event such acceptance does not take place, the terms of this letter are null and void and neither you nor the Company will have any claim against the other in respect of it and/or in relation to any rights which may have accrued pursuant to the Employment Act 2000.
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This letter is subject to the laws of Bermuda.

Kindly confirm your agreement to the terms set out above by signing the endorsement on the enclosed copy of this letter and by returning the copy to the Board at the above address.

Yours faithfully for and on behalf of Aramex International Limited






/s/ Fadi Ghandour
--------------------------------
Director



[ON COPY:]

I agree to the terms and conditions set out herein.



Dated  January 3, 2002

William Kingson /s/ William Kingson